Exhibit 21.1
Subsidiaries of MRV COMMUNICATIONS, INC.

MRV Communications Americas, Inc.	Massachusetts
MRV Communications Ltd.	Israel
MRV International, Ltd.	Israel
Appointech, Inc.	Taiwan